Organigram Reports First Quarter Fiscal 2025 Results

•17% growth in net revenue to $42.7 million year-over-year
•$2.3 million growth in international sales year-over-year
•Adjusted EBITDA1 of $1.4 million versus $0.1 million in the prior year period
•Completed acquisition of Motif to become recreational cannabis market leader in Canada
•Launched Edison Sonics with proprietary FAST™ nanoemulsion technology, clinically validated to have up to 50% faster onset and nearly 2x impact of cannabinoids at peak
•Strong balance sheet with negligible debt, and a pro-forma cash position of $113 million2

TORONTO, ON, February 11, 2025 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the first quarter ended December 31, 2024 (“Q1 Fiscal 2025”). The Q1 Fiscal 2025 results include the financial results of Motif Labs Ltd. ("Motif") from December 6, 2024 to December 31, 2024, following the Company's acquisition of Motif.

Q1 FISCAL 2025 HIGHLIGHTS

•Net revenue increased 17% to $42.7 million from $36.5 million in the same prior year period.
•International sales increased $2.3 million versus the same prior year period.
•Adjusted gross margin1 increased to $14.3 million or 33%, from $11.2 million or 31% in the same prior year period.
•Adjusted EBITDA1 increased to $1.4 million from $0.1 million in the same prior year period.
•Pro-forma cash position of approximately $113 million2 and negligible debt.
•21% of harvests came from higher efficiency seed-based cultivation, up from 9% in the prior quarter.
•Integration of Motif progressing as planned, with over $10 million in annual run-rate synergies expected to be realized within the next 24 months.
•Flagship brands SHRED and BOXHOT reached over $385 million in retail sales over last 12 months3.
•#1 market position in Canada holding the #1 position in vapes, #1 in pre-rolls, #1 in milled flower, #1 in hash, #1 in pure CBD gummies, #3 in edibles, #3 in dried flower3.

"This is an exciting time for Organigram as we kick off Fiscal 2025 as Canada's largest recreational cannabis company by market share," said Beena Goldenberg, Chief Executive Officer. "Our strategic priorities for the fiscal year focus on integrating Motif to maximize operational synergies, continuing to expand our presence in international markets, and driving even more innovation—both in our product portfolio to delight our consumers, and also within our operations to enhance value for our shareholders."

1 Adjusted gross margin and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS (as defined herein), as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.
2 Pro-forma cash balance as of the close of the anticipated final British American Tobacco ("BAT") follow-on investment tranche in February Fiscal 2025. This pro-forma cash amount does not account for net operational and investing cash flows expected between now and the closing of the third and final BAT follow-on investment tranche.
3 As of December 31, 2024 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data). BOXHOT was acquired on December 6, 2024

FIRST QUARTER FISCAL 2025 FINANCIAL OVERVIEW

•Net revenue:
◦Net revenue increased 17% to $42.7 million, from $36.5 million in the first quarter ended December 31, 2023 ("Q1 Fiscal 2024"), primarily due to an increase in recreational cannabis sales and international sales, as well as contributions from Motif sales.

•Gross margin:
◦Cost of sales increased 6% to $28.6 million, from $26.9 million in Q1 Fiscal 2024, primarily driven by higher sales.

◦Adjusted gross margin4 was $14.3 million, or 33% of net revenue, compared to $11.2 million, or 31%, in Q1 Fiscal 2024. The increase is attributable to several factors, including lower cultivation and post-harvest costs, reduced inventory provisions, and sales mix.

•Selling, general & administrative ("SG&A") expenses:
◦SG&A expenses increased 7% to $17.0 million from $15.9 million in Q1 Fiscal 2024. The increase was attributable to higher trade investments to support the growth of the business as well as expenses from Motif.

•Net loss:
◦Net loss was $23.0 million compared to a net loss of $15.8 million in Q1 Fiscal 2024. The increase in net loss from the prior period is primarily attributable to a higher fair value loss recognized in relation to top-up-rights of BAT, which was partially offset by an increase in gross margin and fair value gain on other financial assets.

•Adjusted EBITDA4:
◦Adjusted EBITDA was $1.4 million compared to $0.1 million in adjusted EBITDA in Q1 Fiscal 2024. The increase was primarily attributable to higher revenue and operational efficiency gains.

•Net cash used in operating activities before working capital changes:
◦Net cash used in operating activities was $6.3 million, compared to $8.1 million cash used in Q1 Fiscal 2024. The decrease was primarily attributable to higher adjusted gross margin4 in Q1 Fiscal 2025.

"Organigram's year-over-year performance highlights the long-term benefits of our investments in efficiency, disciplined capital deployment, and market-leading research and innovation," said Greg Guyatt, Chief Financial Officer. "With one of the strongest balance sheets in the industry, we look forward to showcasing the full impact of our consolidated Organigram-Motif earnings in Q2. In addition, the anticipated $41.5 million final BAT follow-on investment tranche, which is expected to close in late February, further strengthens our balance sheet and fuels our international expansion goals."

4 Adjusted gross margin and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.

CANADIAN RECREATIONAL MARKET INTRODUCTIONS

As Canada's market leader in recreational cannabis, Organigram remains committed to delivering consumer focused innovations and products to its customers. Some notable recent highlights include:

Edison Sonics - 2 x 5mg THC gummies powered by Organigram's FASTTM nanoemulsion technology, clinically validated to have up to 50% faster onset and result in nearly 2x higher cannabinoid concentration at peak compared to traditional gummies.

SHRED'ems Max10 - A single count 10mg THC gummy available in three different flavours.

SHRED Heavy Slims - 10 x 0.4g infused tube-style pre-rolls, rolled with 100% organic hemp paper.

Wô Là Black Cherry Punch - 3.5g buds grown in Quebec, for Quebec.

SHRED Captain Kush Dartz - 10 x 0.4g indica tube-style pre-rolls, rolled with 100% organic hemp paper.
RESEARCH AND PRODUCT DEVELOPMENT

Product Development Collaboration ("PDC")

•Organigram and BAT continue to work together through their PDC on new work streams to develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at addressing the biggest consumer pain points that exist in the category today.
•The first commercialized product resulting from PDC research is the Edison Sonics - gummies utilizing Organigram's Fast Acting Soluble Technology (FASTTM).

Follow-on Strategic Investment from BAT and creation of "Jupiter" Strategic Investment Pool

•On November 6, 2023, Organigram announced a $124.6 million follow-on investment from BAT and the creation of "Jupiter", a strategic investment pool designed to expand Organigram’s geographic footprint and capitalize on emerging growth opportunities.
•The first two $41.5 million tranches of the follow-on investment were closed in calendar 2024, with the final $41.5 million tranche expected to close in February 2025.

INTERNATIONAL INVESTMENTS & JUPITER STRATEGIC INVESTMENT POOL

•Organigram made its first significant European strategic investment to expand its presence in the European cannabis market with a $21 million investment in Sanity Group GmbH ("Sanity Group"), a leading German cannabis company. Our investment in Sanity Group was supported by an expanded supply agreement, making it one of our largest customers. Since the April 1, 2024 expansion of Germany’s medical cannabis program, the market has grown at least 4x and continues to show strong growth potential. Sanity is uniquely positioned, having already submitted applications for adult-use recreational pilot projects in Berlin, Frankfurt, Düsseldorf, and Bremen. Approval is pending from the Institute of Food & Nutrition, which oversees the pilot projects.
•Jupiter has also deployed US$2 million into Steady State LLC (d/b/a Open Book Extracts), a U.S.-based company specializing in hemp-derived cannabinoid ingredients.

•Prior to the establishment of Jupiter, Organigram had already made a US$7 million strategic investment in U.S.-based Phylos Bioscience Inc., a leader in seed-based technology. The Company achieved 21% of its cannabis harvest from seeds in Q1 Fiscal 2025, contributing to a reduction in cultivation costs and increased cultivation capacity. The Company expects to further leverage lower-cost seed-based technology over time.
•Organigram is exploring additional U.S. and international investment opportunities that align with the Company's strategy to establish itself as a global leader and enhance profitability, with the goal of delivering long-term shareholder value.

INTERNATIONAL SALES

•Organigram has supply agreements with partners in Germany, U.K., Australia and Israel and is evaluating additional global partnership opportunities.
•Organigram's investment in Sanity Group resulted in the expansion of their previous supply agreement. The agreement is expected to be further expanded upon Organigram receiving EU-GMP certification of its Moncton facility, expected in spring of 2025.
•In Q1 Fiscal 2025, Organigram achieved $3.3 million in international sales and expects international sales to increase throughout fiscal year 2025.

BALANCE SHEET & LIQUIDITY

•As of December 31, 2024, the Company had cash (including restricted cash and short-term investments) of $71.2 million
•On a pro-forma basis, Organigram will have a cash position of approximately $113 million5 upon closing of the final tranche of BAT's follow-on strategic investment.
•The Company's EU-GMP audit was completed in November 2024. If successful in obtaining certification, the Company expects its international sales to increase.

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q1-2025	Q1-2024	% Change
Gross revenue	66,806	56,270	19%
Excise taxes	(24,076)	(19,815)	22%
Net revenue	42,730	36,455	17%
Cost of sales	28,615	26,944	6%
Gross margin before fair value changes to biological assets & inventories sold	14,115	9,511	48%
Realized fair value on inventories sold and other inventory charges	(13,066)	(11,923)	10%
Unrealized gain on changes in fair value of biological assets	12,765	9,112	40%
Gross margin	13,814	6,700	106%
Adjusted gross margin(1)	14,279	11,196	28%
Adjusted gross margin %(1)	33%	31%	2%
Selling (including marketing), general & administrative expenses	17,037	15,872	7%
Net loss	(22,957)	(15,750)	46%
Adjusted EBITDA(1)	1,410	136	937%
Net cash used in operating activities before working capital changes	(6,288)	(8,056)	(22)%
Net cash (used in) provided by operating activities after working capital changes	(4,180)	7,687	(154)%
5 Pro-forma cash balance as of the close of the anticipated final British American Tobacco ("BAT") follow-on investment tranche in February Fiscal 2025. This pro-forma cash amount does not account for net operational and investing cash flows expected between now and the closing of the third and final BAT follow-on investment tranche.

Note (1) Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Select Balance Sheet Metrics (in $000s)	DECEMBER 31, 2024	SEPTEMBER 30, 2024	% Change
Cash & short-term investments (including restricted cash)	71,183	133,426	(47)%
Biological assets & inventories	103,953	82,524	26%
Other current assets	56,355	46,269	22%
Accounts payable & accrued liabilities	63,340	47,097	34%
Current portion of long-term debt	60	60	—%
Working capital	162,532	208,897	(22)%
Property, plant & equipment	120,046	96,231	25%
Long-term debt	10	25	(60)%
Total assets	479,207	407,860	17%
Total liabilities	155,560	101,871	53%
Shareholders’ equity	323,647	305,989	6%

The following table reconciles the Company's Adjusted EBITDA to net loss.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q1-2025	Q1-2024
Net (loss) income as reported	$(22,957)	$(15,750)
Add/(Deduct):
Investment income, net of financing costs	(825)	(522)
Depreciation and amortization	3,387	2,837
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	—	757
ERP implementation costs	744	991
Acquisition and other transaction costs	4,504	590
Inventory and biological assets fair value and NRV adjustments	465	4,496
Share-based compensation (per statement of cash flows)	1,325	2,007
Other (income) expenses	12,477	343
Research and development expenditures, net of depreciation	2,290	4,387
Adjusted EBITDA	$1,410	$136

Note 1:    Other (income) expenses includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and other non-operating (income) expenses.

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q1-2025	Q1-2024
Net revenue	$42,730	$36,455
Cost of sales before adjustments	28,451	25,259
Adjusted gross margin	14,279	11,196
Adjusted gross margin %	33%	31%
Less:
Write-offs and impairment of inventories and biological assets	13	1,672
Provisions to net realizable value	151	13
Gross margin before fair value adjustments	14,115	9,511
Gross margin % (before fair value adjustments)	33%	26%
Add:
Realized fair value on inventories sold and other inventory charges	(13,066)	(11,923)
Unrealized gain on changes in fair value of biological assets	12,765	9,112
Gross margin	13,814	6,700
Gross margin %	32%	18%

First Quarter Fiscal 2025 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    February 11, 2025
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:
https://registrations.events/direct/Q4I9676663358

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/291354315

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, adjusted gross margin % and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc Ltd. ("Canndoc") expected credit losses. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 9 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 8 of this press release is a reconciliation to such measure.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc., a licensed cultivator or cannabis and manufacturer of cannabis-derived goods in Canada, and recently acquired Motif Labs Ltd., a licensed cannabis processor.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. As a result of the acquisition of Motif Labs Ltd. on December 6, 2024, the Company now operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA and net revenue in Fiscal 2025 and beyond, expectations regarding cultivation capacity, the Company’s plans and objectives including around the PDC, the closing of the final tranche of the follow-on investment from BAT, availability and sources of any future financing, availability of cost efficiency opportunities, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms; expectations regarding the Company's acquisition, integration and synergy realization of Motif; expectations around FASTTM nanoemulsion technology; expectations regarding EU-GMP certification; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures; changes to government laws, regulations or policies, including customs, tariffs, trade or environmental law, regulations or policies, or the enforcement thereof; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; changes in governmental plans including those related to methods of distribution; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval+ (“SEDAR”) at www.sedarplus.ca and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated February 11, 2025 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Megan McCrae, Senior Vice President, Global Brands and Corporate Affairs
megan.mccrae@organigram.ca